Registration Statement No. 333-191953
Filed Pursuant to Rule 433
Supplementing the Preliminary
Prospectus Supplement
Dated August 30, 2016
(To Prospectus dated October 28, 2013)

Pricing Term Sheet

Fixed-Rate Notes due 2036

The information in this pricing term sheet relates only to the offering of Notes (the “Notes Offering”) and should be read together with (i) the preliminary prospectus supplement dated August 30, 2016 relating to the Notes Offering, filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, including the documents incorporated by reference therein, and (ii) the related base prospectus dated October 28, 2013, which forms part of Registration Statement No. 333-191953.

Issuer:	The Coca-Cola Company
Security:	1.100% Notes due 2036
Offering Format:	SEC Registered
Principal Amount:	€500,000,000
Maturity Date:	September 2, 2036
Coupon:	1.100% per year
Price to Public:	99.572% of principal amount
Yield to Maturity:	1.124%
Spread to Benchmark Security:	+98 bps
Benchmark Security:	DBR 4.750% due July 4, 2034
Benchmark Security Yield:	0.144%
Benchmark Security Price:	181.05%
Mid-Swap Yield:	0.674%
Spread to Mid-Swap Yield:	+45 bps
Interest Payment Dates:	Annually on September 2, commencing September 2, 2017
Make-Whole Call:	At any time at a discount rate of Comparable Government Bond Rate plus 15 bps

Use of Proceeds:

The Coca-Cola Company expects to use the net proceeds from the offering for general corporate purposes, which may include working capital, capital expenditures, acquisitions of or investments in businesses or assets, redemption and repayment of short-term or long-term borrowings and purchases of our common stock. Pending application of the net proceeds, The Coca-Cola Company may temporarily invest the net proceeds in short-term marketable securities. While The Coca-Cola Company currently anticipates that it will use the net proceeds of the offering as described above, it may reallocate the net proceeds depending upon market and other conditions in effect at the time to repay other outstanding indebtedness and for general corporate purposes.

Day Count Convention:	ACTUAL/ACTUAL (ICMA)
Trade Date:	August 30, 2016
Settlement Date:	September 2, 2016 (T+3)
Listing:	The Coca-Cola Company intends to apply to list the notes on the New York Stock Exchange
ISIN/Common Code/CUSIP:	XS1485643610/148564361/191216 CA6
Denominations:	€100,000 and integral multiples of €1,000 in excess thereof
Expected Ratings*:	Aa3 by Moody’s Investors Service, Inc.
AA- by Standard & Poor’s Ratings Services
A+ by Fitch Ratings
Underwriters:	Bookrunners:
BNP Paribas
Credit Suisse Securities (Europe) Limited
J.P. Morgan Securities plc
Wells Fargo Securities International Limited
Co-Managers:
CastleOak Securities, L.P.
Drexel Hamilton, LLC
Mischler Financial Group, Inc.
Samuel A. Ramirez & Company, Inc.
Siebert Cisneros Shank & Co., L.L.C.
Stabilization:	Stabilization/FCA

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas at +1 800-854-5674, Credit Suisse Securities (Europe) Limited at +1 800 221 1037 or +44 (0) 20 7888 4021, J.P. Morgan Securities plc (if outside the United States, collect on +44-207-134-2468 or, if inside the United States, collect on (212) 834-4533), or Wells Fargo Securities International Limited at (800) 326-5897.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.